

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Donald W. Rush
Chief Financial Officer
CNX Resources Corporation
1000 CONSOL Energy Drive
Suite 400
Canonsburg, PA 15317-6506

   Re: CNX Resources Corporation
    Form 10-K for the Year Ended December 31, 2020
    Filed on February 9, 2021
    File No. 001-14901

Dear Mr. Rush:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation